GRUPO CARSO, S.A.B. DE C.V.

August 22, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: Grupo Carso, S.A.B. de C.V.
File Number: 82-3175

Attached, please find the English version of the information of Grupo Carso, S.A.B. de C.V., related to Merger of Cicsa, Gcarso's Subsidiary, as surviving Company, with Urvitec, as absorbed Company, which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on August 21, 2007:

"Grupo Carso, S.A.B. de C.V. ("GCARSO") informs the investors public that the Board of Directors held a meeting today, during which, the opinion of the Audit and Corporate Practices of the company was heard, and it was approved to execute all corporate acts required so that its subsidiary Carso Infraestructura y Construcción, S.A.B. de C.V. ("CICSA") resolves, as surviving company, over the merger with Casas Urvitec, S.A. de C.V. ("Urvitec"), as absorbed company. The Extraordinary Stockholders General Assembly of CICSA shall have to resolve about the abovementioned merger and it will be necessary to obtain several authorizations before that such merger enters into effect."

Sincerely.

Quintín Humberto Botas Hernández
Attorney in fact

Alejandro Archundia Becerra
Attorney in fact

Dew 9/17

END